Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

VOX ROYALTY CORP.

66 Wellington St W, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6

2.	Date of Material Change:

The material change described in this report occurred on January 16, 2024.

3.	News Release:

On January 16, 2024, Vox Royalty Corp. (the “Company” or “Vox”) issued a news release (the “News Release”) through the facilities of Acccesswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a US$15 million secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional US$10 million of availability (the “Accordion”).

5.	Full Description of Material Change:

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal providing for the Facility, that includes the Accordion.

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and will bear interest at a rate determined by reference to the Secured Overnight Financing Rate plus 2.50% to 3.50%, contingent upon the Company’s leverage ratio. Drawdown is subject to customary conditions and the Facility matures on December 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Pascal Attard

Chief Financial Officer

Telephone: (345) 815-3939

9.	Date of Report:

January 25, 2024.